U.S. SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549
                                    FORM N-2
           REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 |X|

                         Pre-Effective Amendment No. |_|
                       Post Effective Amendment No. 5 |X|
                                       and
       REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940 |X|
                               Amendment No. 8 |X|
                        THE PRINCIPLED EQUITY MARKET FUND
               (Exact Name of Registrant as Specified in Charter)
       Langley Place, 10 Langley Road, Newton Centre, Massachusetts 02459
                    (Address of Principle Executive Offices)
                                  617-964-7600
              (Registrant's Telephone Number, including Area Code)

                          David W.C. Putnam, Secretary
                        The Principled Equity Market Fund
                         Langley Place, 10 Langley Road
                       Newton Centre, Massachusetts 02459
                     (Name and Address of Agent for Service)

                        Copies of all correspondence to:
                             Peter K. Blume, Esquire
                           Thorp Reed & Armstrong, LLP
                          301 Grant Street, 14th Floor
                              Pittsburgh, PA 15219
                                 (412) 394-7762

 Approximate date of the proposed public offering: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box. |X|

This Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is 333-78256.



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        CALCULATION OF REGISTRATION FEE UNDER THE SECURITIES ACT OF 1933


Title of Securities Being    Amount Being    Offering Price       Amount of
       Registered            Registered       Per Unit (1)     Registration Fee

        Common Stock          750,000         $13.73           $ 2,574.38
        Total                 750,000         $13.73           $ 2,574.38


(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457 under the Securities Act of 1933 based on net asset value as of November 7, 2001; Net asset value thereafter.

    THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE UPON FILING WITH THE COMMISSION IN ACCORDANCE WITH RULE 462(B) UNDER THE SECURITIES ACT OF 1933.



                                EXPLANATORY NOTE

This Registration Statement is being filed pursuant to Rule 462(b) under the Securities Act of 1933 and General Instruction I of Form N-2, as promulgated under the Securities Act of 1933 and the Investment Company Act of 1940. The contents of the Registration Statement on Form N-2 (File No. 333-78256; 811-8492) filed by The Principled Equity Market Fund with the Securities and Exchange Commission on April 5, 2001 which was declared effective by the Commission on May 1, 2001 are incorporated herein by reference.


                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Newton and Commonwealth of Massachusetts on the 6th day of November 2001.




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SIGNATURES



                                 By:      /s/  David W.C. Putnam
                                          David W.C. Putnam, President

Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registrant's Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

Signature                    Title                            Date

/s/DAVID W.C. PUTNAM*        President and Trustee            November 6, 2001
David W. C. Putnam           (principal executive officer)

/s/C. KENT RUSSELL*          Treasurer (principal financial   November 6, 2001
C. Kent Russell              officer)

/s/HOWARD R. BUCKLEY*        Trustee                          November 6, 2001
Howard R. Buckley

/s/SR. ANNE MARY DONOVAN*    Trustee                          November 6, 2001
Sr. Anne Mary Donovan

/s/DR. LORING E. HART*       Trustee                          November 6, 2001
Dr. Loring E. Hart

/s/SR. MARY LABOURE MORIN*   Trustee                          November 6, 2001
Sr. Mary Laboure Morin

/s/REV. VINCENT TATARCZUK*   Trustee                          November 6, 2001
Rev. Vincent A. Tatarczuk

/s/GEORGE A. VIOLIN*         Trustee                          November 6, 2001
George A Violin

/s/JOEL M. ZIFF*             Trustee                          November 6, 2001
Rev. Mr. Joel M. Ziff

*By /s/DAVID W.C. PUTNAM, Attorney-in-Fact (pursuant to Power of Attorney filed as an exhibit to Amendment No. 7 to Registration Statement on Form N-2 of Registrant, filed on April 5, 2001).

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